

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 30, 2008

VIA U.S. MAIL AND FAX 81-566-98-6907

Mr. Kenichiro Nakai
Director, General Manager of Administration
Headquarters
Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo City
Aichi Prefecture, Japan

> **Re:** **Makita Corporation**
> **Form 20-F for the year ended March 31, 2008**
> **Filed July 10, 2008**
> **File No. 000-12602**

Dear Mr. Nakai:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended March 31, 2008

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 38

1.   Please tell us why the individuals identified in response to Item 6.A of Form 20-F are as of June 26, 2008 and the individuals identified in response to Item 6.E. of Form 20-F are as of March 31, 2008, and as a consequence the disclosure identifies different individuals for each item.

2.   We note you disclose Kenichiro Nakai as your Chief Financial Officer on page 71, yet your disclosure on page 38 does not include that title. Please tell us why your disclosure is inconsistent.   In future filings please ensure your disclosure identifies all titles of your Directors, Senior Management and Employees of the company.

Item 7. Major Shareholders and Related Party Transactions, page 46

B. Related Party Transactions, page 47

3.   In future filings please clarify your disclosure of the information requested by Item 7B of Form 20-F to include information such as the names of related parties and family members as appropriate. For example, in Note 19 to your Financial statements you identify an "outside director and certain of his family members." Also, because the disclosure requested by Item 7B of Form 20-F may be different than the disclosure required in your financial statements, please do not refer to your financial statements in lieu of providing the disclosure requested by Item 7.B.

Note 6. Impairment of Long Lived Assets, page F-16

4.   We note the discussion on page F-16 that the fair value of the related assets in the manufacturing business of your consolidated subsidiary Makita Ichinomiya Corporation was determined by a "independent third party appraisal". Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 20-F, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Exhibit 12

5.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also include the title of the
        certifying individual. In future filings, the identification of the certifying individual at the
        beginning of the certification should be revised so as not to include the individual title.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford at (202) 551-3601 if you have questions on other comments.

Sincerely,

Angela Crane
Branch Chief